U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-KSB
AMENDMENT

(Mark One)

[x] ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the period from December 31, 2001 to December 31, 2002

[ ] TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE EXCHANGE
ACT OF 1934

For the transition period from _____ to _____

COMMISSION FILE NUMBER: 000-49924

CENTRO SERVICES INC.
(Name of small business issuer in its charter)

Nevada	880513395
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

2602 – 1111 Beach Ave. Vancouver, BC Canada   V6E 1T9
(Address of principal executive offices)   (Zip Code)

(604) 608-4226
(Registrant's telephone number)

(Former name, former address and former fiscal year, if changed since last report)
N/A

Securities registered pursuant to Section 12(b) of the Exchange Act: None

None

Securities registered pursuant to Section 12(g) of the Exchange Act:

Common Stock, $0.001 Par Value

Check mark whether the issuer (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [x] No [ ]

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. [x]

The issuer had no revenues for the fiscal year ended December 31, 2002.

Of the 4,526,000 shares of voting stock of the registrant issued and outstanding as of September 26, 2003, 26,000 shares are held by non-affiliates. Because of the absence of an established trading market for the voting stock, the registrant is unable to calculate the aggregate market value of the voting stock held by non-affiliates as of a specified date within the past 60 days.

Transitional Small Business Disclosure Format (check one) Yes [ ] No [x]

FORM 10-KSB ANNUAL REPORT
FOR THE YEAR ENDED DECEMBER 31, 2002
CENTRO SERVICES INC.

TABLE OF CONTENTS

Forward Looking Statements

This report contains forward-looking statements. The forward-looking statements include all statements that are not statements of historical fact. The forward-looking statements are often identifiable by their use of words such as "may," "expect," "believe," "anticipate" "intend," "could," "estimate," or "continue," or the negative or other variations of these terms or comparable terms. Our actual results could differ materially from the anticipated results described in the forward-looking statements. Factors that could affect our results include, but are not limited to, those discussed in Item 6, "Management's Discussion and Analysis or Plan of Operation" and include elsewhere in this report.

Item 1.   **Description of Business**

Company History and Business

HISTORY AND ORGANIZATION

Centro Services Inc. ("Centro") was organized under the laws of the State of Nevada on November 21, 2001. Centro was incorporated with an authorized capital of 100,000,000 shares of common stock with a par value of $0.001.

Centro was organized for the purpose of creating a corporate vehicle to locate and acquire an operating business entity which management believes is a suitable acquisition candidate (a "target company"). Centro will not restrict its search to any specific business, industry or geographical location.

Centro does not currently engage in any business activities that provide any cash flow. The costs of identifying, investigating, and analyzing business combinations will be paid with money in Centro's treasury or loaned to Centro by management.

Although Centro was under no obligation to do so, it has voluntarily filed a Form 10SB registration statement because it believes that it can better facilitate its business goals if it is a "reporting issuer" under the Securities Exchange Act of 1934 (the "Exchange Act"). Centro intends to proceed as an electronic filer when filing reports under the Exchange Act and, as a result, the public will in the future be able to access these reports on the SEC's EDGAR website which contains reports, proxy and information statements and other information for reporting issuers. The address of the SEC's website is www.sec.gov. Annual proxy information sent to shareholders prior to annual meetings of shareholders will include financial statements for Centro.

PROPOSED BUSINESS

Centro will seek to locate and acquire a target company which, in the opinion of Centro's management (sometimes referred to as the "Management"), offers long term growth potential. Centro will not restrict its search to any specific business, industry or geographical location. Centro may seek to acquire a target company which has just commenced operations, or which works to avail itself of the benefits of being a "reporting issuer" in order to facilitate capital formation to expand into new products or markets.

There are certain perceived benefits to being a reporting company with a class of registered securities. These are commonly thought to include the following:

* the ability to use registered securities to make acquisitions of assets or businesses;
* increased visibility in the financial community;
* the facilitation of borrowing from financial institutions;
* improved trading efficiency;
* shareholder liquidity;
* greater ease in subsequently raising capital;
* compensation of key employees through stock options;
* enhanced corporate image;
* a presence in the United States capital market.

A target company, if any, which may be interested in a business combination with Centro may include the following:

* a company for which a primary purpose of becoming public is the use of its securities for the acquisition of assets or businesses;
* a company which is unable to find an underwriter of its securities or is unable to find an underwriter of securities on terms acceptable to it;
* a company which wishes to become public with less dilution of its common stock than would occur upon an underwriting;
* a company which believes that it will be able obtain investment capital on more favorable terms after it has become public;
* a foreign company which may wish an initial entry into the United States securities market;
* a special situation company, such as a company seeking a public market to satisfy redemption requirements under a qualified Employee Stock Option Plan;
* a company seeking one or more of the other perceived benefits of becoming a public company.

There is no assurance that Centro will be able to effect an acquisition of a target company. In addition, at this time, no specifics as to an acquisition or as to the nature of the target company can be provided.

Item 2.   Description of Property

Centro does not have any physical property. Centro does not lease any office premises but has as its principal executive offices the offices of one of its directors, Keith Attoe.

Item 3.   Legal Proceedings

Centro is not a party to any litigation and has no knowledge of any threatened or pending litigation against it.

Item 4.   Submission of Matters To A Vote of Security Holders

No matters were submitted to a vote of security holders during the period from January 1, 2003 to December 31, 2002 save and except for matters put to security holders in the normal course of business such as nomination of directors and appointment of auditors.

PART II

Item 5.   Market for Common Equity and Related Stockholder Matters

Market for Common Stock

There is no public trading market for Centro's common shares in the United States or elsewhere at this time.

Holders of Common Stock

On December 31, 2002, there were 26 holders of record of our common stock and 4,526,000 shares outstanding. There are no indirect holdings of registered shares to outside institutions or stock brokerage firms, and we estimate that there are no additional beneficial shareholders beyond the 26 registered shareholders at December 31, 2002.

There are no outstanding options or warrants to purchase, or securities convertible into Centro's common stock.

Dividends

Centro has not declared or paid a cash dividend to stockholders since our incorporation. The Board of Directors presently intends to retain any earnings to finance company operations and does not expect to authorize cash dividends in the foreseeable future. Any payment of cash dividends in the future will depend upon our earnings, capital requirements and other factors.

Recent Sales of Unregistered Securities

Centro has sold a total of 4,500,000 shares Mr. Gerry Racicot and Mr. Keith Attoe, directors of the Company, in sales which, because the directors are not member of the public, did not involve a public offering. These sales of unregistered securities were undertaken pursuant to Section 5 of the 1933 Securities Act.

Centro has sold a total of 26,000 shares to 26 persons resident outside of the United States under Regulation S. All of the persons who purchased these shares are residents of Canada and have been advised that:

- the Articles of Centro restrict the transfer of their shares;
- the shares have not been registered under the Securities Act of 1933; and
- the shares may not be offered or resold in the United States unless registered under the 1933 Act and the securities laws of all applicable states of the United States or an exemption from such registration requirements (such as Regulation S or Rule 144) is available.

All persons who purchased stock represented to Centro in writing that they were purchasing the shares for investment only and for their own account and not with a view to resale or distribution thereof, except in accordance with applicable securities laws.

All of the certificates representing the 4,526,000 shares of common stock have been legended with a resale restriction legend indicating that the shares may not be eligible for resale in the United States unless first registered under the Securities Act of 1934 or unless an exemption from such registration (such as Rule 144 or another exemption) is available.

Item 6.   Management's Discussion and Analysis or Plan of Operation

The following discussion should be read in conjunction with Centro's consolidated financial statements and the notes thereto. The discussion of results, causes and trends should not be construed to imply any conclusion that such results or trends will necessarily continue in the future.

The statements contained herein, other than historical information, are or may be deemed to be forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended, and involve factors, risks and uncertainties that may cause Centro's actual results to differ materially from such statements.

Critical Accounting Policies

We believe that the estimates, assumptions and judgments involved in the accounting policies described below have the greatest potential impact on our financial statements, so we consider these to be our critical accounting policies. Because of the uncertainty inherent in these matters, actual results could differ from the estimates we used in applying the critical accounting policies. Within the context of these critical accounting policies, we are not currently aware of any reasonably likely event that would result in materially different amounts being reported.

Results of Operations

Since incorporation in the state of Nevada on November 21, 2001, Centro has had no business operations and was organized for the purpose of creating a corporate vehicle to locate and acquire an operating business entity.

On July 17, 2002 Centro completed a Form 10SB registration with the United States Securities and Exchange Commission. As such Centro is subject to the regulations governing reporting issuers in the United States.

For the period January 1, 2003 to December 31, 2002 Centro incurred general and administrative expenses of $312 of which $349 represented professional fees. As this is the first full period there are no comparable expenses.

For the period January 1, 2003 to December 31, 2002 Centro had a net loss of $312 or $0.00 cents per share, using 4,526,000 shares as the weighted average common shares outstanding during the period.

Liquidity and Capital Resources

During the period January 1, 2002 to December 31, 2002 Centro used $312 in cash from operating activities. During this period Centro received $4,526 from proceeds on the sale of common stock and $0 in advances from related parties. As at December 31, 2002 Centro had $2,132 cash in the bank.

Centro does not currently engage in any business activities that provide any cash flow. Centro is dependent on raising capital or receiving advances from related parties in order to meet the costs of identifying, investigating and analyzing business opportunities and for general corporate needs.

New Accounting Pronouncements

In July 2001, SFAS No. 141, Business Combinations and SFAS No. 142, Goodwill and Other Intangible Assets were issued. SFAS 141 requires the use of the purchase method of accounting and prohibits the use of the pooling-of-interests method of accounting for business combinations initiated after June 30, 2001. SFAS 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets. SFAS 142 requires, among other things, that companies no longer amortize goodwill, but instead test goodwill for impairment at least annually. SFAS 142 is required to be applied for fiscal years beginning after December 15, 2001. Currently, Centro has not recorded any goodwill and will assess how the adoption of SFAS 141 and SFAS 142 will impact its financial positions and results of operations in any future acquisitions.

In August 2001, SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets was issued. The new guidance resolves significant implementation issues related to SFAS No. 121, but it retains its fundamental provisions. It also amends Accounting Research Bulletin No. 51, Consolidated Financial Statements, to eliminate the exception to consolidate a subsidiary for which control is likely to be temporary. SFAS 144 retains the requirement of SFAS 121 to recognize an impairment loss only if the carrying amount of a long-lived asset within the scope of SFAS 144 is not recoverable from its undiscounted cash flows an exceeds its fair value.

At this time the adoption of SFAS No. 141, 142 and 144 have had no effect on Centro's financial statements.

Item 7.   Financial Statements

The audited Consolidated Financial Statements for the period ended December 31, 2002 are included in this Form 10-KSB beginning on page F-1 immediately preceding the signature page.

Item 8.   Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

From Centro's inception to the present, there were no disagreements with Centro's accountants on any matter of accounting principle or practices, financial statement disclosure or auditing scope or procedure. In addition, there were no reportable events as described in Item 304(a)(1)(iv)(B)1 through 3 of Regulation S-B that occurred from the date of Centro's inception to the present.

PART III

Item 9.   Directors, Executive Officers, Promoters and Control Persons; Compliance with Section 16(a) of the Exchange Act

The following discussion contains disclosure concerning the directors, officers and control persons of Centro. There are no persons which have acted as a promoter, controlling person, or significant employee of Centro other than as disclosed below.

Name	Position	Ages	Date Elected*1*2
Gerry Racicot	Director, Treasurer	52	January 3, 2002 to present
Keith Attoe	Director, President	52	January 3, 2002 to present

1. Directors, whether appointed at a meeting of stockholders or by the remaining directors, are appointed until the next annual meeting of stockholders.

2. The President, Secretary and Treasurer do not have a set term of office. They serve at the pleasure of the Directors and can be removed at any time by the Directors under the Articles and By-Laws of Centro.

There are no agreements or understandings for the officers or directors to resign at the request of another person and the above-named officers and directors are not acting on behalf of nor will act at the direction of any other person.

Mr. Gerry Racicot - Mr. Racicot, age 52, brings to the Company experience in the management of public companies. Mr. Racicot is also Director and President of Eiger Technology Inc., a company which is now listed on the TSE Toronto Stock Exchange. Mr. Racicot, through a merger and acquisition strategy, has (together with Keith Attoe) built Eiger Technology Inc. from a small manufacturing company to a diversified technology company with over $57 million in revenues in fiscal 2000.

Mr. Keith Attoe - Mr. Attoe, age 52, has a background in financial and business management and advisory services. He has served in executive roles with a number of companies and is also currently CFO of Eiger Technology Inc. (a US reporting issuer traded on the TSE Toronto Stock Exchange), a director of Newlook Industries Corp. (an issuer traded on the TSX Venture Exchange) and a director of K-Tronik International Corp. (a company engaged in the manufacturing and distribution of electronic lighting ballasts and other products. He is a chartered accountant and has a Bachelors degree in Business Administration from the University of New Brunswick, St. John Canada.

The directors and officers of Centro are not expected, at any time, to devote more than 50% of their time to the business of Centro. None has been involved, during the past five years, in legal proceedings described in Item 401(d) of Regulation S-B.

Item 10.   Executive Compensation

Summary Compensation Table

Name and principal position	Year (1)	Annual Compensation			Long-term compensation			All other Compensation ($)
					Awards		Payouts	
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Restricted Stock Award(s) ($)	Securities Underlying options/ SARs (#)	LTIP payouts ($)	
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Gerry Racicot, Treasurer, Director	2002	$0	0	0	0	0	0	0
	2001	$0	0	0	0	0	0	0
Keith Attoe President, Director	2002	$0	0	0	0	0	0	0
	2001	$0	0	0	0	0	0	0

(1) The term year refers to the period from January 1, 2002 to December 31, 2002.

Item 11.   Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information regarding the beneficial ownership of shares of Centro's common stock as of December 31, 2002 (4,526,000 issued and outstanding) by: (i) all stockholders known to Centro to be beneficial owners of more than 5% of the outstanding common stock; and (ii) all directors and executive officers of Centro, and as a group (each person has sole voting power and sole dispositive power as to all of the shares shown as beneficially owned by them):

Name and Address	Position	Amount of Stock Beneficially Owned	Percentage of Class
Keith Attoe	Director, President	2,250,000 common	49.7%
Gerry Racicot	Director, Treasurer	2,250,000 common	49.7%
Directors and officers as a group		4,500,000 common	99.4%

Item 12. Certain Relationships and Related Transactions

During the past two years, there have not been any transactions that have occurred between Centro and its officers, directors, and five percent or greater shareholders, except as follows:

On January 3, 2002 Keith Attoe purchased a total of 2,276,000 common shares of the Company.

On January 3, 2002 Gerry Racicot purchased a total of 2,250,000 common shares of the Company.

Certain of the officers and directors of Centro are engaged in other businesses, either individually or through partnerships and corporations in which they have an interest, hold an office, or serve on a board of directors. As a result, certain conflicts of interest may arise between Centro and its officers and directors. Centro will attempt to resolve such conflicts of interest in favor of Centro. The officers and directors of Centro are accountable to it and its shareholders as fiduciaries, which requires that such officers and directors exercise good faith and integrity in handling Centro's affairs. A shareholder may be able to institute legal action on behalf of Centro or on behalf of itself and other similarly situated shareholders to recover damages or for other relief in cases of the resolution of conflicts is in any manner prejudicial to Centro.

Item 13. Exhibits and Reports on Form 8-K

There were no Reports on Form 8-K filed during the period ended December 31, 2002.

Item 14.   Controls and Procedures

Centro has established and currently maintains disclosure controls and other procedures designed to ensure that material information required to be disclosed in its reports filed under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified by the Securities and Exchange Commission. In conjunction with the close of each fiscal quarter, Centro conducts a review and evaluation of the effectiveness of Centro's disclosure controls and procedures. It is the opinion of Centro's principal accounting officer and President, based upon an evaluation completed within 90 days prior to the filing of this report, that Centro's disclosure controls and procedures are effective and ensure that any material information relating to Centro is recorded, processed, summarized and reported to its principal officers to allow timely decisions regarding required disclosures. There have been no significant changes in Centro's internal controls or in other factors that could significantly affect internal controls subsequent to December 31, 2002.

EXHIBIT INDEX

Number	Exhibit Description
3.1	Articles of Incorporation (incorporated by reference to Exhibit 3.1 of the Registration Statement on Form 10SB filed on July 17, 2002).
3.2	By-Laws (incorporated by reference to Exhibit 3.2 of the Registration Statement on Form 10SB filed on July 17, 2002).
31.1	Form of Officer's Certificate
32-1	Certification of Chief Executive Officer pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.
32-2	Certification of Chief Financial Officer pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

CENTRO SERVICES INC.

(A Company in the Development Stage)

Financial Statements
(Restated)

December 31, 2002

Monteith, Monteith & Co.
Chartered Accountants

PARTNERS:

STEPHEN J. LANDERS, BA, CA
ROBERT B. LIGHTFOOT, BBA, CA

208 ONTARIO STREET

STRATFORD, ONTARIO, N5A 3H4
TELEPHONE: (519) 271-6550 FAX: (519) 271-4796

PRINCIPALS:

MERVYN T. DIETZ, CMA
ROBERT W. STEINBACH,CGA

INDEPENDENT AUDITORS' REPORT

To the directors and shareholders of
Centro Services Inc.:

We have audited the accompanying balance sheets of Centro Services Inc. as at December 31, 2002 and 2001, and the statements of shareholders' equity, operations and accumulated deficit, and cash flow for the periods then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2002 and 2001, and the results of its operations and its cash flows for the periods then ended in accordance with generally accepted accounting principles in the United States of America.

Monteith, Monteith & Co.

CHARTERED ACCOUNTANTS

Stratford, Ontario
March 12, 2003
(Except for the expensing of incorporation costs as
 described in Note 2(b) which is dated September 15, 2003).

CENTRO SERVICES INC.
(A Company in the Development Stage)
BALANCE SHEETS
(restated)
as at December 31 2002 and 2001
(US Dollars)

ASSETS

	2002 $	2001 $
Current:		
Cash	2,132	3,724
Long-term:	--	--
	2,132	3,724

LIABILITIES AND SHAREHOLDERS' EQUITY

Current:		
Advances from Shareholders (Note 3)	--	800
Shareholders' Equity:		
Share Capital (Note 4)	4,526	4,526
Accumulated Deficit (Statement 2)	(2,394)	(1,602)
	2,132	2,924
	2,132	3,724

Approved on Behalf of the Board:

"Keith Attoe" Director
Keith Attoe

(See Accompanying Notes)

CENTRO SERVICES INC.
(A Company in the Development Stage)
STATEMENT of SHAREHOLDERS' EQUITY
(restated)
from November 21, 2001 (date of inception) to December 31, 2002
(US Dollars)

	Share Capital (Note 4)	Deficit Accumulated During the Development Stage	Total
	$	$	$
Balance – November 21, 2001 (Date of Inception)	--	--	--
Common Shares – Issued for Cash	4,526	--	4,526
Loss for the Period	--	(1,602)	(1,602)
Balance – December 31, 2001	4,526	(1,602)	2,924
Loss for the Year	--	(792)	(792)
Balance – December 31, 2002	4,526	(2,394)	2,132

(See Accompanying Notes)

CENTRO SERVICES INC.

(A Company in the Development Stage)

STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT

(restated)

for the year ended December 31, 2002

and the period from November 21, 2001 (date of inception) to December 31, 2001

(US Dollars)

	Cumulative to December 31 2002	Year Ended December 31 2002	Period to December 31 2001
	$	$	$
Revenue	--	--	--
Expenses:			
Bank Charges	63	63	--
Incorporation Costs	2,082	480	1,602
Accounting and Filing Costs	249	249	--
	2,394	792	1,602
Net Loss and Comprehensive Loss for the Period	(2,394)	(792)	(1,602)
Accumulated Deficit – Beginning of Period	--	(1,602)	--
Accumulated Deficit – End of Period	(2,394)	(2,394)	(1,602)

Basic Net Loss per Share:	0.00	0.00	0.00
Weighted Average No. of Common Shares Outstanding	4,526,000	4,526,000	4,526,000

(See Accompanying Notes)

CENTRO SERVICES INC.
(A Company in the Development Stage)
(restated)
STATEMENTS of CASH FLOW
for the year ended December 31, 2002
and the period from November 21, 2001 (date of inception) to December 31, 2001
(US Dollars)

	Cumulative to December 31 2002 $	Year Ended December 31 2002 $	Period to December 31 2001 $
Cash Provided by (Used In) Operating Activities:			
Net Income (Loss) for the Period	(2,394)	(792)	(1.602)
Changes in Non-cash Working Capital Balances:	--	--	--
	(2,394)	(792)	(1,602)
Cash Provided by (Used In) Investing Activities:			
Incorporation Costs	--	--	--
Cash Provided by (Used In) Financing Activities:			
Advances (to) from Shareholders	--	(800)	800
Common Shares Issued	4,526	--	4,526
	4,526	(800)	5,326
Net Cash Flows for the Period	2,132	(1,592)	3,724
Cash and Cash Equivalents – Beginning of Period	--	3,724	--
Cash and Cash Equivalents – End of Period	2,132	2,132	3,724

(See Accompanying Notes)

CENTRO SERVICES INC.
NOTES to the FINANCIAL STATEMENTS
December 31, 2002

1. Organization and Business:

   Centro Services Inc. ("the Company") was incorporated in the State of Nevada on November 21, 2001. The Company is in the development stage as defined by SFAS No.7, and to date has had no business operations. The Company was organized for the purpose of creating a corporate vehicle to locate and acquire an operating business. The ability of the Company to continue as a going concern is dependent on raising capital to acquire a business venture.

2. Significant Accounting Policies:

   (a) *Cash and Cash Equivalents*

   The Company considers all highly liquid investments with original maturities of 90 days or less at the date of acquisition to be cash equivalents.

   (b) *Intangible Assets*

   Incorporation costs have been expensed as incurred.

   (c) *Estimates*

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the financial statement date, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

   (d) *Foreign Currency Translation*

   These financial are presented in United States dollars. In accordance with Statement of Financial Accounting Standards No. 52, foreign denominated monetary assets and liabilities are translated to their U.S. dollar equivalents using the exchange rate in effect at the balance sheet date. Revenue and expenses are translated at average rates of exchange during the year. Related translation adjustments are reported as a separate component of stockholder's equity, whereas gains or losses resulting from foreign currency transactions are included in results of operations.

2.   Significant Accounting Policies – continued:

(e)   *Fair Value of Financial Instruments*

In accordance with the requirements of SFAS No. 107, the Company has determined the estimated fair value of financial instruments using available market information and appropriate valuation methodologies. The fair market value of financial instruments classified as current assets or liabilities, including cash and cash equivalents and accounts payable, approximate their carrying values due to the short-term maturity of the instruments.

(f)   *Net Loss per Common Share*

Basic earnings per share includes no dilution and is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflect the potential dilution by securities that could share in the earnings of the Company. Because the Company has not issued any potentially dilutive securities, only basic loss per share is reported on the Statements of Operations and Accumulated Deficit.

3.   Advances from Shareholders:

Advances from shareholders bear no interest and have no specific terms of repayment.

4.   Share Capital:

Authorized: 100,000,000 Common Shares – with a par value of $.001 each

Issued:

	December 31 2002		December 31 2001	
	# Shares	Amount	#Shares	Amount
		$		$
Common Shares	4,526,000	4,526	4,526,000	4,526

During the period ended December 31, 2001, the Company issued 4,526,000 common shares for proceeds of $4,526.

5.   Restatement of Financial Statements:

The financial statements previously issued (audit report dated March 12, 2003) have been restated to correct the accounting treatment of incorporation costs. Previously they had been capitalized; now they have been written off in accordance with Note 2(b). The effect of this restatement is to decrease net income by $480 for 2002, $1,602 for 2001, and $2,082 in total. The restatement has no effect on earnings per share.

SIGNATURE

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CENTRO SERVICES INC.

Dated: November 28, 2003   By: /s/ Keith Attoe
                                          Keith Attoe, President and Director

In accordance with the Exchange Act, this report has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Dated: November 28, 2003

                                         By: /s/ Gerry Racicot
                                         Gerry Racicot, Treasurer, Director and CFO

                                         By: /s/ Keith Attoe
                                         Keith Attoe, President and Director

EXHIBIT 31.1
FORM OF OFFICER'S CERTIFICATE
PURSUANT TO SECTION 302

_____

The undersigned hereby each certify that:

1.   he has reviewed the report;

2.   based on his knowledge, the report does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by the report;

3.   based on his knowledge, the financial statements, and other financial information included in the report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in the report;

4.   he and the other certifying officers:

   a.   are responsible for establishing and maintaining "disclosure controls and procedures" (a newly-defined term reflecting the concept of controls and procedures related to disclosure embodied in Section 302(a)(4) of the Act) for the issuer;

   b.   have designed such disclosure controls and procedures to ensure that material information is made known to them, particularly during the period in which the periodic report is being prepared;

   c.   have evaluated the effectiveness of the issuer's disclosure controls and procedures as of a date within 90 days prior to the filing date of the report; and

   d.   have presented in the report their conclusions about the effectiveness of the disclosure controls and procedures based on the required evaluation as of that date;

5.   he and the other certifying officers have disclosed to the issuer's auditors and to the audit committee of the board of directors (or persons fulfilling the equivalent function):

   a.   all significant deficiencies in the design or operation of internal controls (a pre-existing term relating to internal controls regarding financial reporting) which could adversely affect the issuer's ability to record, process, summarize and report financial data and have identified for the issuer's auditors any material weaknesses in internal controls; and

   b.   any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer's internal controls; and

6.   he and the other certifying officers have indicated in the report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

November 28, 2003   By: /s/ Keith Attoe
                                                     Keith Attoe
                                                     President, Director and CEO

                                                     By:/s/ Gerry Racicot
                                                     Gerry Racicot
                                                     Treasurer, Director and CFO

Exhibit 32-1


CHIEF EXECUTIVE OFFICER'S
CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002


In connection with the Annual Report of Centro Corp. (the "Company") on Form 10-KSB for the year ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), each of the undersigned, in the capacities and on the dates indicated below, hereby certifies pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to his knowledge:

1.   The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operation of Centro Corp.

November 28, 2003   By: /s/ Keith Attoe
                                                 Keith Attoe, Director, President & CEO

Exhibit 32-2


CHIEF FINANCIAL OFFICER'S
CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002


In connection with the Annual Report of Centro Corp. (the "Company") on Form 10-KSB for the year ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), each of the undersigned, in the capacities and on the dates indicated below, hereby certifies pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to his knowledge:

1.   The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.   The information contained in the Report fairly presents, in all material respects, the financial condition and results of operation of Centro Corp.

November 28, 2003   By: /s/ Gerry Racicot
                                         Gerry Racicot, Director, Treasurer and CFO